October 13, 2021
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	TCG BDC II, Inc.
Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
TCG BDC II, Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, relating to a special meeting of the Company’s stockholders (the “Special Meeting”).
At the Special Meeting, stockholders of the Company will be asked to vote on the following proposals:
(i)to convert the Company from a finite life, private business development company (“BDC”) with no interim liquidity to a private BDC with a perpetual life and a regular quarterly liquidity program by (a) extending indefinitely the Company’s finite term, which is currently scheduled to end at the close of business on November 9, 2025 (subject to extension by the Company’s Board of Directors for up to two successive one-year periods), (b) extending indefinitely the Company’s finite investment period, which is currently scheduled to end at the close of business on September 11, 2022, and (c) accepting new subscriptions for the Company’s common stock in a new continuous private offering; and
(ii)to approve an amended and restated investment advisory agreement between the Company and its investment adviser, Carlyle Global Credit Investment Management L.L.C.

October 13, 2021

Definitive copies of the proxy materials are currently expected to be mailed to stockholders starting on or about October 29, 2021. If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525. Thank you for your cooperation and attention to this matter.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz